Exhibit 1

Resume-gate

On May 3, 2012, Third Point CEO Dan Loeb wrote a letter to Yahoo!'s board of directors to expose an inaccuracy in Yahoo! CEO Scott Thompson's academic record. Read the letter here.

AllThingsD reported on an instance in which Mr. Thompson did not deny the inaccuracies in his academic record during an interview in 2009. Read the article here.

On May 4, 2012, Third Point wrote a letter demanding that Yahoo!'s board of directors publically disclose the vetting process surrounding Mr. Thompson's hire and the director nomination process. Furthermore, Third Point demanded that Yahoo!'s board of directors terminate Mr. Thompson immediately given his demonstrable unsuitability to remain CEO. Read the letter here.

On May 7, 2012, after Yahoo!'s board failed to comply with Third Point's demands, Third Point filed a demand pursuant to Section 220(b) of the Delaware General Corporation Law to inspect books and records relating to the hiring of CEO Scott Thompson, the appointment of Patti Hart to the Yahoo! Board, and the selection of Board Members Peter Liguori, John Hayes, Thomas McInerney, Maynard Webb, Jr., and Fred Amoroso. Read the filing here.

On May 9, 2012, Third Point sent a letter to Yahoo! board, commenting on the board's "review" of Mr. Thompson's credentials and calling upon the directors to appoint an interim CEO and place Third Point's nominees on the board. Read the letter here.

In the wake of these events, leading corporate governance experts weigh in on the future of Mr. Thompson and Yahoo!. Read some examples of their commentary below:

•	New York Times Dealbook "What Corporate Governance Experts Are Saying About Yahoo’s Chief." Read the article here.

•	Venture capitalist Eric Hippeau on Twitter. Read the tweet here.

•	Warren Buffett on CNBC's Squawk Box. Read the transcript here.

•	Mercury News "Mercury News editorial: Yahoo’s Scott Thompson should resign." Read the editorial here.

Corporate Governance Experts Speak Out